UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

KENDLE INTERNATIONAL INC.

(Name of Subject Companies (Issuer) and Filing Persons (Issuer))

3.375% Convertible Senior Notes due 2012

(Title of Class of Securities)

48880LAA5

(CUSIP Number of Class of Securities)

Copies of all communications to:

Jarrod B. Pontius, Esq.

Vice President, Chief Legal Officer and Secretary

441 Vine Street, Suite 500

Cincinnati, Ohio 45202

(513) 763-4293

Facsimile: (513) 381-5870

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a Copy to:

F. Mark Reuter, Esq.

Keating Muething & Klekamp PLL

One East Fourth Street, Suite 1400

Cincinnati, Ohio 45202

(513) 579-6469

Facsimile: (513) 579-6457

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$142,850,000	$16,584.89

*	Calculated solely for purposes of determining the filing fee. The amount shown assumes that $142,500,000 aggregate principal amount of the 3.375% Convertible Senior Notes due 2012 are purchased at the offer price of $1,002.50 per $1,000 principal amount plus accrued and unpaid interest up to but excluding July 11, 2011. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2011, equals $116.10 per million of the transaction valuation.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16,584.89	Filing party:	Kendle International Inc.
Form or Registration No.: 055-52911	Date filed:	June 6, 2011, as amended June 17, 2011 and June 23, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 3 (“Amendment”) to the Tender Offer Statement amends and supplements the Tender Offer Statement on Schedule TO, filed on June 6, 2011, as amended on June 17, 2011 and June 23, 2011 (the “Schedule TO”) with the Securities and Exchange Commission (the “SEC”) by Kendle International Inc., an Ohio corporation (the “Company” or “Offeror”), which relates to the offer (the “Offer”) by the Offeror to purchase for cash any and all of the Company’s 3.375% Convertible Senior Notes due 2012 (the “Notes” or the “Securities”) upon the terms and subject to the conditions set forth in the attached Offer to Purchase and Consent Solicitation Statement dated as of June 6, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal and Consent, as amended or supplemented from time to time. Copies of the Offer to Purchase and the related Letter of Transmittal and Consent were filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

The information set forth in the Offer to Purchase and the Letter of Transmittal and Consent are hereby incorporated by reference in response to Items 1 through 12 of this Amendment. This Amendment should be read together with the Schedule TO. This Amendment amends and supplements the Schedule TO to extend the Offer Expiration Date.

ITEMS 1 – 9 AND ITEM 11.

Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference information contained in the Offer to Purchase and Letter of Transmittal and Consent, and the Offer to Purchase and Letter of Transmittal and Consent are hereby amended and supplemented as follows:

On July 6, 2011, the Company issued a press release announcing that it is extending the Offer Expiration Date to 8:00 a.m., New York City time, July 11, 2011, unless extended or earlier terminated, from 8:00 a.m., New York City time, July 6, 2011. The press release extending the Offer Expiration Date is attached as Exhibit (a)(ii)(B) hereto and incorporated herein by reference. Therefore, all references in the Schedule TO and exhibits thereto to an Offer Expiration Date of 8:00 a.m., New York City time on July 6, 2011, are hereby amended to be references to an Expiration Date of 8:00 a.m., New York City time on July 11, 2011.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

Exhibit Number	Description
(a)(5)(ii)	Press Release issued by the Company on July 6, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO/A is true, complete and correct.

KENDLE INTERNATIONAL INC.

By:	/s/ Jarrod B. Pontius
Name:	Jarrod B. Pontius
Title:	Vice President, Chief Legal Officer and Secretary

Date: July 6, 2011

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase and Consent Solicitation Statement dated June 6, 2011.*

(a)(1)(ii)	Letter of Transmittal and Consent.*

(a)(1)(iii)	Press Release issued by the Company on June 6, 2011.*

(a)(5)(i)	Press Release issued by the Company on June 17, 2011.*

(a)(5)(ii)	Press Release issued by the Company on July 6, 2011.

(b)	None.

(d)(1)	Definitive Proxy Statement on Schedule 14A with respect to the Merger filed with the SEC on June 3, 2011, as the same may be amended and supplemented (incorporated herein by reference).*

(g)	None.

(h)	None.

*	Previously filed